

July 12, 2013

Via E-mail
Mr. Scott W. Holmes
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

> **Re: Healthcare Realty Trust Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 1-11852**

Dear Mr. Holmes:

We have reviewed your response letter filed on June 26, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

1. Summary of Significant Accounting Policies

Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 51

1. We note your response to prior comment 11. Please provide us with a complete materiality analysis relating to the impact of not extending the amortization period for the below market renewal periods with respect to the three leases which you have identified. The materiality analysis should address each of the three years ending December 31, 2013.

Mr. Scott W. Holmes
Healthcare Realty Trust Incorporated
July 12, 2013
Page 2

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief